Filed pursuant to Rule 424(b)(3)

SEC Registration No. 333-121238

[THE FOLLOWING IS TEXT TO A STICKER THAT WILL ACCOMPANY THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS ON THE COVER PAGE OF THE PROSPECTUS:

SUPPLEMENTAL INFORMATION — The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker, the Prospectus dated May 30, 2007, Supplement No. 6 dated December 21, 2007, Supplement No. 8 dated March 20, 2008, Supplement No. 9 dated May 30, 2008 and Supplement No. 10 dated July 25, 2008.]

SUPPLEMENT NO. 10

DATED JULY 25, 2008

TO THE PROSPECTUS DATED MAY 30, 2007

OF CORNERSTONE CORE PROPERTIES REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Core Properties REIT, Inc. dated May 30, 2007, as supplemented by supplement no. 6 dated December 21, 2007, supplement no. 8 dated April 1, 2008 and supplement no. 9 dated May 30, 2008. As used herein, the terms “we,” “our” and “us” refer to Cornerstone Core Properties REIT, Inc. and, as required by context, Cornerstone Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus.

Status of the Offering and Declaration of Special 10% Stock Distribution for Early Investors

As of July 23, 2008 we had received gross proceeds of $125 million from the sale of common stock in our initial public offering.   Our board of directors has authorized a special 10% stock distribution to be paid to the stockholders of record on the date that we raised the first $125 million in this offering.  All stockholders of record on July 23, 2008 will receive one additional share of stock for every 10 shares of stock they owned as of that date. This special 10% stock distribution has the effect of lowering the effective purchase price per share paid by these investors by approximately 10%.  The price at which we would redeem stock pursuant to our stock repurchase program is based on the actual purchase price paid for shares and is not affected by the special 10% stock distribution. We intend to treat these distributions as adjustments to the per share price for stock.  Such adjustments are generally not subject to federal income tax.  Subscribers who become stockholders of record after July 23, 2008 are not eligible to receive this special 10% stock distribution.